P.E 10/31/06

0-50684

07048352

SE Financial Corp.

2006 ANNUAL REPORT

TABLE OF CONTENTS

SE Financial Corp.

Dear Shareholders, Customers and Friends:

The Board of Directors, Management and Employees of SE Financial Corp. (the "Company") are pleased to present its Annual Report to Shareholders. The fiscal year-ended October 31, 2006 was highlighted by the Company's successful opening of two new Neighborhood Banking Offices and the announcement and successful opening of a third new Neighborhood Banking Office in December 2006, and the achievement of record loan and deposit growth of $28.4 and $49.4 million, respectively. All of these accomplishments were achieved despite the continual pressures of the current economic environment. The Company's financial performance was impacted by pressure on its net interest margin resulting from a generally flat yield curve that characterized the economic rate environment, higher provisions for loan losses attributable principally to loan growth and also to an increase in classified loans, and expenses associated with growth. These factors, in combination, resulted in a loss for the year of $261.8 thousand. Execution of the Company's growth plan entails inherent expenses including expenses relating to site acquisition and improvement, and investment in equipment and human resources. We believe that when these costs are measured against increased market share and the ability to attract loans and deposits over a wider geographic area, the result will be increased value for our Shareholders.

The Company made significant progress in its strategic objective to grow and diversify its loan portfolio as total outstanding loans grew from $85.1 million to $113.5 million or 33.4% year over year. To facilitate $28.4 million in total loan growth, originations for the year were in excess of $50 million which helped offset increased pre-payment and refinance activity. While loan growth does contain inherent risks, prudent underwriting and the Company's credit administration process are implemented to mitigate these risks. Credit quality will continue to govern the Company's loan growth, supported by its internal credit administration process and regular external loan reviews. Underscoring this process is the Company's regular review of the allowance for loan losses. The Company's allowance was increased during the year due to the overall growth of a more diversified loan portfolio as well as special provisions for impaired loans. At October 31, 2006, the allowance stood at $1.11 million, up from $506.7 thousand at the previous year end and approaching 1% of loans outstanding.

In just twelve months' time, the Company has grown from two to five locations with the successful opening of Neighborhood Banking Offices in Roxborough, Pennsylvania (opened December 17, 2005), Ardmore, Pennsylvania (opened February 6, 2006) and Deptford, New Jersey (opened December 9, 2006). Deposit growth in these new offices has been consistent with management's expectations as Roxborough and Ardmore were at $24.3 million and $14.7 million, respectively, at fiscal year-end. This growth demonstrates a simple yet essential strategy of positioning an experienced staff of banking professionals focused on delivering superior service in a sales environment. This blend, coupled with the marketing of products on par with or superior to the competition, has led to the successful cultivation and expansion of customer relationships resulting in a more balanced deposit portfolio with more than 50% of deposit growth during fiscal 2006 in core deposits (checking, savings and money market accounts).

We recognize the importance of effective capital management and continually look for and evaluate opportunities to prudently deploy capital and to enhance shareholder value. During the year, the Company repurchased 465,000 shares and declared and maintained quarterly cash dividends of $.03 per share for four consecutive quarters, resulting in declared aggregate cash dividends for fiscal year 2006 of $.12 per share.

We have been and remain committed to building a successful community banking franchise by offering our customers an unparalleled level of personalized banking services in each of the communities we serve. We are excited about the future for SE Financial Corp. and St. Edmond's FSB, and we are confident that these initiatives, combined with our growing retail delivery network, are designed to result in increased value for our Shareholders.

Thank you for your continued support.

Sincerely,

Pamela M. Cyr
President and Chief Executive Officer

Marcy C. Panzer
Chairman of the Board

Corporate Profile

SE Financial Corp. (the "Company") is the holding company for St. Edmond's Federal Savings Bank (the "Bank"), a federal stock savings bank operating through its main office in Philadelphia, Pennsylvania as well as branch offices in Roxborough and Ardmore, Pennsylvania and Deptford and Sewell, New Jersey. Originally founded in 1912 as the St. Edmond's Building and Loan Association, the Bank converted to a federal mutual savings bank charter in 1995. In 2004, the Bank converted to stock form and became a wholly owned subsidiary of the Company. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Company's corporate headquarters is located at 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania and its main telephone number is (215) 468-1700. The Company also has a website at *www.stedmondsfsb.com.*

Market Information

The Company's Common Stock began trading on the OTC Electronic Bulletin Board ("OTCBB") on May 6, 2004 under the symbol "SEFL." As of January 17, 2007, the Company had 144 registered holders of record; this number does not reflect the number of persons or entities who held stock on that date in nominee or "street" name through various brokerage firms.

The following table sets forth the range of high and low closing prices of the Company's Common Stock for each quarterly period of the fiscal years ended October 31, 2006 and 2005. The closing market price of the Common Stock on October 31, 2006 was $12.45.

For the Quarter Ended	High	Low	Dividends
January 31, 2005	$ 11.10	$ 10.80	$ 0.02
April 30, 2005	$ 11.85	$ 11.04	$ 0.02
July 31, 2005	$ 13.25	$ 11.55	$ 0.03
October 31, 2005	$ 14.00	$ 13.27	$ 0.03
January 31, 2006	$ 14.10	$ 13.10	$ 0.03
April 30, 2006	$ 13.20	$ 12.38	$ 0.03
July 31, 2006	$ 13.45	$ 12.25	$ 0.03
October 31, 2006	$ 13.05	$ 12.25	$ 0.03

The Company's ability to pay dividends to stockholders is subject to Pennsylvania law and depends also on dividends it receives from the Bank. The Company is restricted by the Office of Thrift Supervision regulations from paying a cash dividend to its stockholders during the three years following the conversion, if such dividend would constitute a return of capital. The Bank may not declare or pay a cash distribution to the Company if the effect thereof would cause the Bank's regulatory capital to be reduced below (i) the amount required for the liquidation account established in connection with the mutual-to-stock conversion, or (ii) the regulatory capital requirements imposed by the Office of Thrift Supervision.

Selected Consolidated Financial Data

	At or for the Year Ended October 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Balance Sheet:			
Assets	$ 175,514	$ 147,431	$ 124,779
Loans receivable, net	112,357	84,602	64,810
Investment securities	48,398	52,233	48,437
Cash and cash equivalents	2,417	2,163	6,181
Premises and equipment, net	5,409	2,143	1,064
FHLB borrowings	13,941	27,935	16,576
Total stockholders' equity	23,979	31,063	31,603
Summary of Operations:			
Interest and dividend income	$ 9,555	$ 7,099	$ 5,326
Interest expense	5,072	2,802	2,152
Net interest income	4,483	4,297	3,174
Provision for loan losses	621	150	97
Net interest income after provision for loan losses	3,862	4,147	3,077
Non-interest income	451	446	377
Non-interest expense	4,788	3,538	2,444
Income (loss) before income tax expense (benefit)	(475)	1,055	1,010
Income tax expense (benefit)	(213)	299	268
Net income (loss)	$ (262)	$ 756	$ 742
Per Share Data:			
Earnings per share – Basic and Diluted	$ (0.13)	$ 0.32	$ 0.20
Book value per share	12.61	13.21	13.29
Performance Ratios:			
Return on average assets (net income divided by average total assets)	(0.16)%	0.58%	0.71%
Return on average equity (net income divided by average equity)	(1.02)	2.39	4.14
Net interest rate spread	2.53	2.80	2.66
Net interest margin on average interest-earning assets	3.03	3.53	3.22
Average interest-earning assets to average interest-bearing liabilities	114.89	132.69	126.27
Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income)	97.06	74.59	68.83
Asset Quality Ratios:			
Nonperforming loans to total loans, net	2.13	0.08	0.14
Nonperforming assets to total assets	1.41	0.05	0.13
Net charge-offs to average loans outstanding	(0.02)	(0.02)	0.03
Allowance for loan losses to total loans	0.98	0.60	0.53
Allowance for loan losses to non-performing loans	46.06	734.78	381.11
Capital Ratios:			
Average equity to average assets (average equity divided by average total assets)	15.75	24.35	17.03
Equity to assets at period end	13.66	21.07	25.33

Management's Discussion and Analysis

The following discussion is intended to assist in understanding the financial condition, and results of operations for SE Financial Corp. (the "Company") and its subsidiary St. Edmond's Federal Savings Bank, (the "Bank") at and for the fiscal years ended October 31, 2006 and 2005. The information in this section should be read in conjunction with the Company's consolidated financial statements and the accompanying notes beginning on Page F-1 of this document.

Forward Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intend" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

The Company's net income is primarily based upon its net interest income, which is the difference between the income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Non-interest income, non-interest expenses, the provision for losses and income tax expense also affect the Company's results of operations.

Critical Accounting Policies

The following discussion and analysis of the Company's financial condition and results of operations is based upon consolidated financial statements which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of the financial statements. The Company has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Management believes that the determination of the allowances for loan losses is a critical policy.

Allowance for Loan Losses. Evaluation of the allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for losses based upon evaluations of known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it.

Pursuant to applicable Policy, among considerations enumerated in the Policy, management uses historical information to assess the allowance for loan losses as well as the prevailing business environment, as the Company is affected by changing economic conditions and various external factors, which may impact the Company's loan portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off. For a full discussion of the Company's methodology of assessing the allowance for loan losses, refer to Note 1 of the consolidated financial statements.

The Notes to the consolidated financial statements identify other significant accounting policies used in the development and presentation of the Company's financial statements. This discussion and analysis of the significant accounting policies and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Comparison of Financial Condition at October 31, 2006 and October 31, 2005

Assets and Liabilities. Total assets increased by $28.1 million to $175.5 million at October 31, 2006 from $147.4 million at October 31, 2005. This increase was due to an increase in loans receivable, net, of $27.8 million and an increase in premises and equipment, net of $3.3 million slightly offset by a decrease in investment securities of $3.8 million. The increase in these assets was funded by an increase in deposits of $49.4 million. The increase in deposits also made a decrease in other borrowings of $14.0 million possible.

Cash and cash equivalents increased slightly to $2.4 million at October 31, 2006 from $2.2 million at October 31, 2005. This increase was primarily the result of temporary fluctuations in interest-bearing deposits with other banks due to the timing of customer activity and investments purchased.

Investment securities decreased by $3.8 million to $48.4 million at October 31, 2006 from $52.2 million at October 31, 2005. The decrease was due mainly to $2.1 million in sales and $5.8 million in maturities and repayments offset by $4.4 million in purchases. The mortgage-backed security portfolio now accounts for 61.5% of the total investment portfolio.

Loans receivable, net, increased $27.8 million to $112.4 million at October 31, 2006 from $84.6 million at October 31, 2005. The increase in loans receivable, net, was primarily the result of increases in single family 1-4 residential mortgages (which includes owner and non-owner occupied properties) of $12.8 million, home equity loans of $3.0 million, commercial loans of $2.7 million and construction financing of $9.2 million. The addition of two commercial lending officers, increased marketing efforts, competitive rate offerings and loan participation activity helped increase the loan portfolio. Participations purchased during the year totaled $3.6 million. The growth in loans receivable, net, was funded by the increase in deposits.

The allowance for loan losses increased to $1.1 million at October 31, 2006 from $506.7 thousand at October 31, 2005 and represented .98% of the gross loan portfolio at October 31, 2006. The increase was attributable to an increase in non-accrual and classified loans, as well as the increase in gross loans. The Bank had non-accrual loans of $2.4 million and $69 thousand at October 31, 2006 and October 31, 2005, respectively. The increase in non-accrual loans was due primarily to participation interests on three loans to one borrower totaling approximately $1.5 million in aggregate.

Premises and equipment, net of depreciation and amortization, increased by $3.3 million to $5.4 million at October 31, 2006 from $2.1 million at October 31, 2005 due mainly to costs associated with the new Roxborough and Ardmore banking offices, as well as construction in process for a banking office site in Deptford, New Jersey at fiscal year end which opened in December 2006.

Total deposits increased to $136.8 million at October 31, 2006 from $87.4 million at October 31, 2005. This was a result of a net increase in transactional, money market deposit and savings accounts, also known as "core" accounts, of $25.1 million to $52.1 million. At October 31, 2006, core accounts comprised 38.0% of deposits. Also, certificates of deposit increased $24.3 million to $84.7 million and accounted for 62.0% of deposits at October 31, 2006. The increase in deposits was a result of opening two neighborhood banking offices as well as increased marketing and competitive rates on checking, savings, money market and certificate of deposit accounts.

Other borrowings, which include both long and short-term borrowings, decreased to $14.0 million at October 31, 2006 from $27.9 million at October 31, 2005. The decrease was due mainly to maturities in the amount of $7.6 million and a decrease in short-term borrowings in the amount of $5.7 million.

Stockholders' Equity. Total stockholders' equity decreased $7.1 million to $24.0 million at October 31, 2006 from $31.1 million at October 31, 2005 due mainly to the completion of the 10% stock repurchase plan announced in July 2005 and the 10% stock repurchase plan announced in January 2006. A total of 465,000 shares of common stock were repurchased at an average price of $14.04 excluding brokerage commissions. The decrease was also attributable to an increase in accumulated other comprehensive loss of $222.6 thousand as a result of a decrease in the market value of the Company's investment portfolio due to rising market rates, the net loss of $261.8 thousand and dividends paid of $242.7 thousand. The Board of Directors has adopted the St. Edmond's Federal Savings

Bank 2006 Restricted Stock Plan (the "Restricted Stock Plan") as a method of providing directors, officers, employees and directors emeritus of the Company or its subsidiaries with an increased equity interest in the Company in a manner designed to align the interests of such persons with the stockholders of the Company. The plan was ratified by a vote of stockholders of the Company. At October 31, 2006, the Restricted Stock Plan held 87,045 shares totaling $1.2 million. The shares vest over a four-year period ending in 2010.

Comparison of the Results of Operations for the Fiscal Years Ended October 31, 2006 and October 31, 2005

For the year ended October 31, 2006, the Company had a net loss of $261.8 thousand compared to net income of $755.8 thousand for the year ended October 31, 2005.

Net Interest Income. Net interest income for the year ended October 31, 2006 increased to $4.5 million from $4.3 million for the year ended October 31, 2005.

Interest income for the year ended October 31, 2006 totaled $9.6 million as compared to $7.1 million for the year ended October 31, 2005. This increase of $2.5 million was attributable primarily to an increase in the interest earned on loans receivable. The increase in the interest earned on loans receivable was due to an increase in the average balance of loans receivable to $98.5 million for the year ended October 31, 2006 from $73.4 million for the year ended October 31, 2005, and an increase of 35 basis points in the weighted average yield on loans receivable to 7.25% for the year ended October 31, 2006 from 6.90% for the year ended October 31, 2005. The increase in the average yield on the loan portfolio was the result of the increase in construction loans tied to prime and other shorter term products as well as higher market rates of interest during the year. Interest earned on investment securities increased by $270 thousand and was due to an increase in the average balance of investment securities to $49.6 million for the year ended October 31, 2006 from $47.9 million for the year ended October 31, 2005 augmented by an increase of 46 basis points in the weighted average yield on investment securities to 4.73% for the year ended October 31, 2006 from 4.27% for the year ended October 31, 2005. The increase in the average yield on the investment portfolio was principally due to increases in the yield on the adjustable rate mortgage-backed securities portfolio.

Interest expense increased to $5.1 million for the year ended October 31, 2006 from $2.8 million for the year ended October 31, 2005 and was primarily attributable to a $38.8 million increase in average interest-bearing liabilities augmented by an increase in the cost of funds to 3.83% for the year ended October 31, 2006 as compared to 2.99% for the year ended October 31, 2005. The increase in the cost of funds was the result of the current interest rate environment as well as the marketing of promotional products in connection with the opening of the new banking offices.

Loan Loss Provision. The provision for loan losses was $620.6 thousand for the year ended October 31, 2006 compared to $150.2 thousand for the year ended October 31, 2005. The increase of $470.4 thousand was primarily attributable to an increase in non-accrual and classified loans, as well as the 32.8% increase in gross loans. The increase in classified loans was primarily due to the downgrade of participation interests on three loans to the same borrower totaling approximately $1.5 million in aggregate. The loan loss provision is based upon management's assessment of a variety of factors, including levels of, and trends in, delinquencies and nonaccruals, trends in volume and terms of loans, effects of any changes in lending policies, historical loan loss experience, realizability of collateral value and collectibility of guarantee, pending legal action for collection of loans and related guarantees, national and economic trends and conditions and concentrations of credit. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations.

Non-interest Income. Total non-interest income increased to $450.5 thousand for the year ended October 31, 2006 compared to $446.3 thousand for the year ended October 31, 2005. The increase of $4.1 thousand was due mainly to an increase in earnings on bank-owned life insurance, income and the reimbursement of legal costs incurred in connection with collection efforts on a loan previously classified as impaired that was repaid. These were offset by losses on the sale of investment securities in fiscal 2006 versus gains on the sale of investment securities in fiscal 2005.

Non-interest Expense. Non-interest expense increased $1.3 million to $4.8 million for the year ended October 31, 2006 from $3.5 million for the year ended October 31, 2005. Compensation and employee benefit expense increased by approximately $737.4 thousand due primarily to additions to staff including staff for the newly opened Roxborough and Ardmore, Pennsylvania banking offices, additions to the lending department and higher payroll taxes and employee benefits expense. Occupancy and equipment expense increased $345.0 thousand due to an increase in depreciation, rent expense, utilities and maintenance expense related to the opening of the two new banking offices Professional fees decreased by approximately $64.3 thousand due to a decrease in accounting fees related to work performed for Sarbanes Oxley compliance and a decrease in legal fees due to non-recurring legal expenses. Advertising increased $86.3 thousand due to marketing costs for the promotion of the two new banking offices and additional newspaper advertising for the expanded footprint of the franchise throughout the year. Telephone and telecommunications expense increased $101.6 thousand due to phone system upgrades to support the addition of two new banking offices, additional outsourced information technology expense to support the expanded network, and costs associated with a technology risk assessment and vulnerability scan. Other expense increased $68.1 thousand due to higher stationery and supplies expense related to the two new branches, ATM expenses, and loan origination costs.

Income Taxes. Income tax benefit was $213.5 thousand for the year ended October 31, 2006 as compared to expense of $299.2 thousand for the year ended October 31, 2005, primarily due to a decrease in pre-tax income aggregated with an increase in non taxable income.

Liquidity and Capital Resources

Liquidity management for the Company is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to the Company. Both short- and long-term liquidity needs are addressed by maturities and sales of investment securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor and borrower needs and operating costs.

The Company's liquid assets consist of cash and cash equivalents, certificates of deposit in other financial institutions and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At October 31, 2006, cash and cash equivalents totaled $2.4 million or 1.4% of total assets while investment securities classified as available for sale and certificates of deposit in other financial institutions totaled $46.3 million or 26.4% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB borrowings and the portion of the loan portfolio that matures within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments of $16.3 million as they come due in the upcoming year.

The Company's liquidity could be reduced if a significant amount of certificates of deposit, maturing with a short period of time, were not renewed. It has been the Company's experience that a significant portion of certificates of deposit remain with the Company after they mature and management believes that this will continue. Certificates of deposit maturing within one year at October 31, 2006 totaled $66.1 million. Total certificates of deposit were $84.7 million at October 31, 2006. Management does not anticipate any change in its pricing strategy relative to certificates of deposit and expects to maintain competitive pricing on these deposits, relative to the Company's liquidity needs. Depending on the Company's liquidity needs, if replacement funding were necessary, the Company could borrow additional funds from the Federal Home Loan Bank and could also sell available for sale securities.

Operating activities used net cash of approximately $421.9 thousand for the year ended October 31, 2006 and provided net cash of $634.0 thousand for the year ended October 31, 2005. Net cash used for the year ended October 31, 2006 was due mainly to the net loss of $261.8 thousand for the year. Net cash provided for the year ended October 31, 2005 was generated from net income of $755.8 thousand.

Investing activities consist primarily of loan originations and repayments, investment purchases, sales and maturities and purchases of premises and equipment. For the year ended October 31, 2006 net cash used for investing activities totaled $27.8 million and primarily consisted of an increase in net loans receivable of $28.3 million, purchases of investment securities of $4.4 million and investment in premises and equipment of $3.5 million in connection with the opening of two new banking offices. Partially offsetting the usage of investing activities was $2.1 million of proceeds from investment security sales and $5.8 million in maturities and repayments. For the year ended October 31, 2005, cash usages totaled $27.2 million and primarily consisted of an increase in net loans receivable of $19.8 million and purchases of investment securities of $18.4 million. Partially offsetting the usage of cash for investing activities during 2005 was $15.6 million of proceeds from investment security maturities, sales and repayments.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, advances by borrowers for taxes and insurance, stock repurchases and the payment of cash dividends. For the year ended October 31, 2006, net cash provided by financing activities totaled $28.5 million and was principally from an increase in deposits of $49.4 million offset by a decrease in short-term borrowings of $10.3 million, maturing FHLB advances of $3.7 million and by the repurchase of the Company's stock in the total amount of $6.6 million, $3.5 million of which became treasury shares and $3.0 million of which were purchased for the Compensation Trust. For the year ended October 31, 2005, net cash provided for financing activities totaled $22.5 million and was principally from an increase in deposits of $12.0 million, an increase in FHLB borrowings of $7.2 million and an increase of short-term borrowings of $5.8 million offset by the repayment of FHLB borrowings of $1.6 million.

The following table summarizes the Company's significant fixed and determinable contractual obligations and other funding needs by payment date at October 31, 2006. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(in thousands)		
Other borrowings	$ 15,339	$ 8,137	$ 3,163	$ 1,200	$ 2,839
Certificates of deposit	88,243	67,718	11,676	8,849	--
Operating lease	1,078	104	217	231	526
Construction loans in process	9,331	6,508	2,823	--	--
Other commitments to extend credit	6,973	6,973	--	--	--
Letters of credit	696	696	--	--	--
Total	$ 121,660	$ 90,136	$ 17,879	$ 10,280	$ 3,365

At October 31, 2006, the Company had a maximum borrowing capacity of $105.7 million with the Federal Home Loan Bank.

The Bank is subject to federal regulations imposing minimum capital requirements. Management monitors the Bank's Total risk-based, Tier I risk-based, and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At October 31, 2006, the Bank exceeded the minimum capital ratio requirements. The Bank's Total risk-based, Tier I risk-based, and Tier I leverage capital ratios were 25.2%, 23.9% and 12.4%, at October 31, 2006, respectively.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements and related data herein have been prepared in accordance with U.S. generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Because the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company.

Market Risk and Net Portfolio Value

Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Company is at risk because changes in interest rates may affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the Company earns on its loans and investments does not change at the same speed, to the same extent or on the same basis as the interest rates that the Company pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

At October 31, 2006, $2.3 million of the Company's certificates of deposit were five year certificates that have provisions which allow depositors to withdraw funds without incurring an early withdrawal penalty. If rates rise, these deposits may be withdrawn without penalty and the actual maturity of these certificates of deposit may be materially less than indicated. The Company no longer offers certificates of deposit with this no-penalty provision.

The Company seeks to manage interest rate sensitivity through its asset and liability committee which comprises members of management and the Board of Directors. The committee begins by evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee also considers the Company's business strategy, current operating environment, capital and liquidity requirements, as well as the Company's current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company manages its interest rate risk, trying to minimize to the extent practicable its vulnerability to changes in interest rates. These strategies include focusing the Company's investment activities on short and medium-term securities; emphasizing medium term loans and loans with adjustable rate features; maintaining and increasing transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rate; and utilizing deposit marketing programs to adjust the term or repricing of its liabilities. The committee uses asset/liability simulation models which are prepared on a quarterly basis. The models are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios.

The Company also monitors its interest rate sensitivity through the use of an asset/liability management model prepared by the Office of Thrift Supervision which estimates the change in its net portfolio value in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheets items. The change in net portfolio value measures the Company's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At October 31, 2006, the Company had off-balance sheet items which are described in Note 11 to the consolidated financial statements.

The following table lists the percentage change in the Company's net portfolio value assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at September 30, 2006. The -300 basis point scenario is not shown due to the then low prevailing interest rate environment.

	Net Portfolio Value ("NPV")			NPV as % of Present Value of Assets	
Changes In Rates (basis points)	Estimated NPV ($)	Amount of $ Change [(1)]	Percent of NPV Change [(2)]	NPV Ratio % [(3)]	Change (basis Points) [(4)]
		(Dollars in thousands)			
+ 300	18,529	(6,989)	(27)%	10.93%	(332) bp
+ 200	20,871	(4,647)	(18)%	12.08%	(216) bp
+ 100	23,141	(2,378)	(9)%	13.16%	(109) bp
0	25,518			14.24%	—
- 100	27,297	1,779	7%	15.01%	77 bp
- 200	28,565	3,047	12%	15.52%	127 bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.

(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

(3) Calculated as estimated NPV divided by present value of total assets.

(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The net portfolio value model shown above, which is prepared by the Office of Thrift Supervision, has certain shortcomings and is as of September 30, 2006, not the Company's fiscal year end of October 31, 2006. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the net portfolio value model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, the Company cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

Average Balance Sheet

The following table sets forth certain information relating to the Company for the years ended October 31, 2006 and 2005. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years presented. Average balances are derived from daily balances. Yields on investment securities have been computed on a fully tax-equivalent basis ("FTE"). The FTE basis adjusts for the tax benefit of income on certain tax-exempt investments using the federal statutory rate of 34% for each period. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

	For the Twelve Months Ended October 31,					
	2006			2005		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loan receivable, net [(1)]	$ 98,499	$ 7,140	7.25%	$ 73,363	$ 5,060	6.90%
Investment securities	49,616	2,221	4.73%	47,932	1,950	4.27%
Other interest-earning assets	4,207	194	4.61%	3,117	89	2.86%
Total interest-earning assets	152,322	9,555	6.36%	124,412	7,099	5.78%
Non-interest-earning assets	10,103			5,464		
Total assets	$ 162,425			$ 129,876		
Interest-bearing liabilities:						
Interest-bearing demand	$ 8,677	251	2.89%	$ 4,259	57	1.36%
Money market deposits	21,647	718	3.32%	5,634	93	1.65%
Savings accounts	8,031	94	1.17%	10,349	118	1.14%
Certificates of deposit	72,873	3,058	4.20%	55,348	1,853	3.35%
FHLB advances	21,347	951	4.45%	18,173	681	3.75%
Total interest-bearing liabilities	132,575	$ 5,072	3.83%	93,763	$ 2,802	2.99%
Non-interest-bearing liabilities	4,273			4,484		
Total liabilities	136,848			98,247		
Stockholders' equity	25,577			31,629		
Total liabilities & stockholders' equity	$ 162,425			$ 129,876		
Net interest income		$ 4,483			$ 4,297	
Interest rate spread [(2)]			2.53%			2.80%
Net yield on interest-earning assets [(3)]			3.03%			3.53%
Ratio of average interest-earnings assets to average interest-bearing liabilities			114.89%			132.69%

(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material.

(2) Interest rate spreads represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the Company's interest-bearing assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of the change in each.

	Year Ended October 31,					
	2006 vs. 2005			2005 vs. 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest and dividend income:						
Loans receivable	$ 1,811	$ 269	$ 2,080	$ 1,279	$ (35)	$ 1,244
Investment securities and other	68	203	271	434	92	526
Other	38	67	105	(2)	5	3
Total interest-earnings assets	$ 1,917	$ 539	$ 2,456	$ 1,712	$ 61	$ 1,773
Interest expense:						
Interest-bearing demand	93	101	194	7	24	31
Money market deposits	461	164	625	5	15	20
Savings accounts	(27)	3	(24)	8	(3)	5
Certificates of deposit	670	535	1,205	190	82	272
Advances from FHLB and other	130	140	270	230	92	322
Total interest-bearing liabilities	$ 1,327	$ 943	$ 2,270	$ 440	$ 210	$ 650
Change in net interest income	$ 590	$ (404)	$ 186	$ 1,272	$ (149)	$ 1,123

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SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SE Financial Corp.

We have audited the consolidated balance sheet of SE Financial Corp. and subsidiary as of October 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SE Financial Corp. and subsidiary as of October 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, PA
January 29, 2007

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

SE FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET

	October 31, 2006	October 31, 2005
ASSETS		
Cash and due from banks	$ 728,733	$ 603,912
Interest-bearing deposits with other institutions	1,688,412	1,558,899
Cash and cash equivalents	2,417,145	2,162,811
Certificates of deposit in other financial institutions	99,000	193,793
Investment securities available for sale	46,189,276	50,082,732
Investment securities held to maturity (estimated market value of $2,276,285 and $2,149,249)	2,209,134	2,150,395
Loans receivable (net of allowance for loan losses of $1,111,840 and $506,708)	112,357,048	84,602,435
Accrued interest receivable	995,466	754,403
Federal Home Loan Bank stock	1,327,200	1,649,900
Premises and equipment, net	5,408,646	2,142,909
Bank-owned life insurance	3,079,870	2,961,261
Other assets	1,431,560	730,108
TOTAL ASSETS	$ 175,514,345	$ 147,430,747
LIABILITIES		
Deposits	$ 136,770,906	$ 87,407,966
Short-term borrowings	2,500,000	12,800,000
Other borrowings	11,440,732	15,134,917
Advances by borrowers for taxes and insurance	354,864	436,601
Accrued interest payable	82,703	124,243
Other liabilities	386,458	464,120
TOTAL LIABILITIES	151,535,663	116,367,847
Commitments and contingencies (Note 11)		
STOCKHOLDERS' EQUITY		
Preferred stock - no par value; 2,000,000 shares authorized; none issued	-	-
Common stock - $0.10 par value; 8,000,000 shares authorized; 2,578,875 issued	257,888	257,888
Additional paid-in capital	24,799,363	24,873,013
Retained earnings - substantially restricted	8,464,000	8,968,526
Shares held by Stock Compensation Trust	(1,736,357)	-
Unearned shares held by Restricted Stock Plan ("RSP")	(1,162,226)	-
Unallocated shares held by Employee Stock Ownership Plan ("ESOP")	(1,694,694)	(1,842,058)
Treasury stock at cost, 292,500 and 42,500 shares	(4,113,325)	(581,125)
Accumulated other comprehensive loss	(835,967)	(613,344)
TOTAL STOCKHOLDERS' EQUITY	23,978,682	31,062,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 175,514,345	$ 147,430,747

See accompanying notes to the consolidated financial statements.

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended October 31, 2006	2005
INTEREST AND DIVIDEND INCOME		
Loans receivable	$ 7,140,106	$ 5,059,612
Investment securities:		
Taxable	1,977,498	1,762,768
Exempt from federal income tax	242,610	187,410
Interest-bearing deposits with other institutions	125,947	54,692
Other dividend income	68,447	34,089
Total interest and dividend income	9,554,608	7,098,571
INTEREST EXPENSE		
Deposits	4,121,522	2,121,198
Short-term borrowings	382,544	185,177
Other borrowings	567,592	495,805
Total interest expense	5,071,658	2,802,180
NET INTEREST INCOME	4,482,950	4,296,391
Provision for loan losses	620,602	150,171
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,862,348	4,146,220
NONINTEREST INCOME		
Service fees on deposit accounts	283,161	275,836
Earnings on bank-owned life insurance	118,609	94,572
Net gains (losses) on sale of investment securities	(23,667)	32,206
Other	72,430	43,677
Total noninterest income	450,533	446,291
NONINTEREST EXPENSE		
Compensation and employee benefits	2,575,546	1,838,150
Occupancy and equipment	568,535	223,502
Data processing expense	298,713	322,158
Professional fees	426,832	491,115
Advertising	145,273	59,012
Telephone and telecommunications	168,795	67,182
Other	604,508	536,419
Total noninterest expense	4,788,202	3,537,538
Income (loss) before income tax expense (benefit)	(475,321)	1,054,973
Income tax expense (benefit)	(213,473)	299,199
NET INCOME (LOSS)	$ (261,848)	$ 755,774
PER SHARE DATA:		
Earnings per share - basic and diluted	$ (0.13)	$ 0.32
Weighted average number of shares outstanding - basic and diluted	1,997,115	2,379,700

See accompanying notes to the consolidated financial statements.

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings-Substantially Restricted	Shares held by Stock Compensation Trust	Unearned Shares held by RSP	Unallocated Shares held by ESOP	Treasury Stock at Cost	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity	Comprehensive Income (loss)
Balance, October 31, 2004	$ 257,888	$ 24,841,836	$ 8,450,438	$ -	$ -	$ (2,007,498)	$ -	$ 59,859	$ 31,602,523	
Net income			755,774			-			755,774	$ 755,774
ESOP shares committed to be released		31,177				165,440			196,617	
Cash dividends ($.10 per share)			(237,686)						(237,686)	
Other comprehensive loss:							(581,125)		(581,125)	
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $346,802								(673,203)	(673,203)	(673,203)
Comprehensive income										$ 82,571
Balance, October 31, 2005	257,888	24,873,013	8,968,526	-	-	(1,842,058)	(581,125)	(613,344)	31,062,900	
Net loss			(261,848)						(261,848)	$ (261,848)
ESOP shares committed to be released		45,241				147,364			192,605	
Cash dividends ($.12 per share)			(242,678)						(242,678)	
Purchase of shares by Stock Compensation Trust				(3,021,300)					(3,021,300)	
Purchase of shares by RSP		(122,717)		1,284,943	(1,162,226)				-	
Amortization of unearned RSP shares		3,826							3,826	
Purchase of treasury stock							(3,532,200)		(3,532,200)	
Other comprehensive loss:										
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $114,685								(222,623)	(222,623)	(222,623)
Comprehensive loss										$ (484,471)
Balance, October 31, 2006	$ 257,888	$ 24,799,363	$ 8,464,000	$ (1,736,357)	$ (1,162,226)	$ (1,694,694)	$ (4,113,325)	$ (835,967)	$ 23,978,682	

	October 31, 2006	October 31, 2005
Components of other comprehensive loss:		
Change in net unrealized loss on investment securities available for sale	$ (238,243)	$ (651,947)
Realized (gains) losses included in net income (loss), net of tax (expense) benefit of $8,047 and $(10,950)	15,620	(21,256)
Total	$ (222,623)	$ (673,203)

See accompanying notes to the consolidated financial statements.

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended October 31, 2006	2005
OPERATING ACTIVITIES		
Net income (loss)	$ (261,848)	$ 755,774
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Provision for loan losses	620,602	150,171
Depreciation, amortization, and accretion	188,869	171,699
Earnings on Bank-owned life insurance	(118,609)	(94,572)
Decrease in principal and interest on loans sold payable	(38,612)	(121,109)
Deferred federal income taxes	(184,936)	(42,085)
Increase in accrued interest receivable	(241,063)	(123,896)
Increase (decrease) in accrued interest payable	(41,540)	10,404
Losses (gains) on sale of investment securities	23,667	(32,206)
Other, net	(368,405)	(40,140)
Net cash provided by (used for) operating activities	(421,875)	634,040
INVESTING ACTIVITIES		
Proceeds from maturity of certificate of deposit	100,000	-
Investment securities held to maturity:		
Purchases	-	(2,126,156)
Investment securities available for sale:		
Proceeds from principal repayments and maturities	5,750,208	7,252,428
Proceeds from sales of investment securities	2,141,519	8,424,810
Purchases	(4,363,121)	(18,358,161)
Increase in loans receivable, net	(28,262,674)	(19,811,438)
Proceeds from sales of real estate owned	-	80,000
Purchase of Federal Home Loan Bank stock	(402,400)	(1,146,900)
Redemption of Federal Home Loan Bank stock	725,100	676,000
Purchase of Bank-owned life insurance	-	(1,000,000)
Purchase of premises and equipment	(3,503,263)	(1,209,095)
Retirement of premises and equipment	-	41,867
Net cash used for investing activities	(27,814,631)	(27,176,645)
FINANCING ACTIVITIES		
Increase in deposits, net	49,362,940	12,022,720
Net increase (decrease) in short-term borrowings	(10,300,000)	5,800,000
Proceeds from other borrowings	-	7,165,000
Repayment of other borrowings	(3,694,185)	(1,606,340)
Decrease in advances by borrowers for taxes and insurance, net	(81,737)	(37,947)
Purchase of shares for Stock Compensation Trust	(3,021,300)	-
Purchase of treasury stock	(3,532,200)	(581,125)
Cash dividends	(242,678)	(237,686)
Net cash provided by financing activities	28,490,840	22,524,622
Increase (decrease) in cash and cash equivalents	254,334	(4,017,983)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,162,811	6,180,794
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,417,145	$ 2,162,811
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid:		
Interest	$ 5,113,198	$ 2,791,776
Income taxes	156,000	478,686
Noncash transactions:		
Transfers from loans to real estate acquired through foreclosure	72,501	-

See accompanying notes to the consolidated financial statements.

SE FINANCIAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

SE Financial Corp. (the "Company") was incorporated under Pennsylvania law in January 2004 for the purpose of serving as the holding company of St. Edmond's Federal Savings Bank (the "Bank") as part of the Bank's conversion from the mutual to stock form of organization (the "Conversion"). The primary business of the Company is to act as a holding company for the Bank. The Bank is a federally chartered savings bank located in Philadelphia, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial, and consumer loans as well as a variety of deposit services offered to its customers through four offices located in Philadelphia County, Pennsylvania, and Gloucester County, New Jersey. The Company is subject to regulation by the Office of Thrift Supervision (the "OTS"), while the Bank is subject to regulation and supervision by the OTS and the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of the Company and the Bank, and the Bank's wholly owned subsidiaries, SE Investment Services Corp. ("Services Corp."), an inactive investment services and products provider, and SE DEL Corp., a Delaware investment subsidiary which holds investment securities. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements

The accounting principles followed by the Company and the subsidiary and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

The Company has classified investment securities as either held to maturity or available for sale. Securities held to maturity include securities that the Company has the positive intent and ability to hold until maturity. Such securities are carried at amortized cost. Securities classified as available for sale include securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments. These securities are carried at fair value. Unrealized holding gains and losses for securities available for sale are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable

Loans are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation is based upon a variety of factors, including levels of, and trends in, delinquencies and nonaccruals, trends in volume and terms of loans, effects of any changes in lending policies, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, national and economic trends and conditions and concentrations of credit. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from 2 to 20 years for furniture, fixtures, and equipment and 30 to 31.5 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to ten years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

Advertising Costs

In accordance with Statement of Position No. 93-7, *Reporting on Advertising Costs*, the Company expenses all advertising expenditures incurred.

Federal Income Taxes

The Company and subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic and diluted earnings per share for the fiscal years ended October 31, 2006 and 2005, are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the same period.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income (Loss)

The Company is required to present comprehensive income (loss) and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income (loss) is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income (loss) as part of the Consolidated Statement of Changes in Stockholders' Equity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

The Company maintains a stock option plan for key officers, employees, and nonemployee directors. The Company accounts for the plan under provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under this opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Bank's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, *Accounting for Stock-Based Compensation,* net loss applicable to common stock and basic and diluted net income per common share for the year ended October 31 would have been as follows:

		2006
Net loss as reported	$	(261,848)
Less pro forma expense related to option		527,180
Pro forma net loss	$	(789,028)
Basic net earnings per common share:		
As reported	$	(0.13)
Pro forma		(0.40)
Diluted net earnings per common share:		
As reported	$	(0.13)
Pro forma		(0.40)

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2006: (1) expected dividend yield was .92 percent; (2) risk-free interest rate of 4.78, percent; (3) expected volatility of 10.3 percent; and (4) expected lives of options of ten years.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 155, *Accounting for Certain Hybrid Instruments, as an amendment of FASB Statements No. 133 and 140.* FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, *Accounting for Servicing of Financial Assets.* This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).* FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. FAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 is an interpretation of FAS No. 109, *Accounting for Income Taxes*, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN No. 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, providing guidance on quantifying financial statement misstatement and implementation when first applying this guidance. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current-year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year's ending balance sheet. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5 ("EITF 06-5"), *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income (loss) or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2006	2005
Weighted-average common shares outstanding	2,578,875	2,578,875
Average treasury stock shares	(236,473)	(5,801)
Average stock compensation trust shares	(165,718)	-
Average unearned nonvested RSP shares	(3,338)	-
Average unallocated shares held by ESOP	(176,231)	(193,374)
Weighted-average common shares and common stock equivalents used to calculate basic and diluted earnings per share	1,997,115	2,379,700

3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are summarized as follows:

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Fannie Mae	$ 22,138,550	$ 1,103	$ (608,213)	$ 21,531,440
Freddie Mac	7,197,372	2,104	(118,346)	7,081,130
Government National Mortgage Association securities	1,148,800	1,331	(12,268)	1,137,863
Total mortgage-backed securities	30,484,722	4,538	(738,827)	29,750,433
U.S. government agency securities	9,749,093	-	(347,730)	9,401,363
Corporate securities	3,025,700	-	(105,750)	2,919,950
Municipal securities - tax-exempt	3,996,859	131	(75,677)	3,921,313
Total debt securities	47,256,374	4,669	(1,267,984)	45,993,059
Mutual funds	199,496	-	(3,279)	196,217
Total	$ 47,455,870	$ 4,669	$ (1,271,263)	$ 46,189,276

3. INVESTMENT SECURITIES (Continued)

	2005							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Value
Available for Sale								
Fannie Mae	$	26,739,810	$	1,983	$	(448,608)	$	26,293,185
Freddie Mac		4,643,713		495		(81,412)		4,562,796
Government National Mortgage Association securities		2,193,406		8,574		(8,271)		2,193,709
Total mortgage-backed securities		33,576,929		11,052		(538,291)		33,049,690
U.S. government agency securities		9,965,943		914		(308,072)		9,658,785
Corporate securities		3,028,815		-		(25,100)		3,003,715
Municipal securities - tax-exempt		4,249,487		-		(66,722)		4,182,765
Total debt securities		50,821,174		11,966		(938,185)		49,894,955
Mutual funds		190,870		-		(3,093)		187,777
Total	$	51,012,044	$	11,966	$	(941,278)	$	50,082,732

The amortized cost and estimated market value of investment securities held to maturity are summarized as follows:

	2006							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Value
Municipal securities - tax exempt	$	2,209,134	$	69,159	$	(2,008)	$	2,276,285

	2005							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Value
Municipal securities - tax exempt	$	2,150,395	$	26,342	$	(27,488)	$	2,149,249

3. INVESTMENT SECURITIES (Continued)

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at October 31, 2006 and 2005:

2006	Number of Securities	Less Than Twelve Months Estimated Market Value	Less Than Twelve Months Gross Unrealized Losses	Twelve Months or Greater Estimated Market Value	Twelve Months or Greater Gross Unrealized Losses	Total Estimated Market Value	Total Gross Unrealized Losses
Fannie Mae	21	$ 6,240,076	$ (124,663)	$ 14,685,330	$ (483,550)	$ 20,925,406	$ (608,213)
Freddie Mac	6	1,910,313	(9,471)	3,654,154	(108,875)	5,564,467	(118,346)
Government National Mortgage Association securities	2	-	-	868,459	(12,268)	868,459	(12,268)
U.S. government agency securities	13	-	-	9,401,363	(347,730)	9,401,363	(347,730)
Corporate securities	3	2,012,500	(13,200)	907,450	(92,550)	2,919,950	(105,750)
Municipal securities - tax-exempt	14	-	-	4,643,789	(77,685)	4,643,789	(77,685)
Mutual funds	1	-	-	196,217	(3,279)	196,217	(3,279)
Total	60	$ 10,162,889	$ (147,334)	$ 34,356,762	$ (1,125,937)	$ 44,519,651	$ (1,273,271)

2005	Number of Securities	Less Than Twelve Months Estimated Market Value	Less Than Twelve Months Gross Unrealized Losses	Twelve Months or Greater Estimated Market Value	Twelve Months or Greater Gross Unrealized Losses	Total Estimated Market Value	Total Gross Unrealized Losses
Fannie Mae	19	$ 9,334,351	$ (201,842)	$ 10,433,585	$ (246,766)	$ 19,767,936	$ (448,608)
Freddie Mac	3	4,290,969	(81,412)	-	-	4,290,969	(81,412)
Government National Mortgage Association securities	2	1,188,993	(8,271)	-	-	1,188,993	(8,271)
U.S. government agency securities	13	245,390	(2,382)	9,194,310	(305,690)	9,439,700	(308,072)
Corporate securities	1	-	-	974,900	(25,100)	974,900	(25,100)
Municipal securities - tax-exempt	16	4,554,717	(66,367)	841,231	(27,843)	5,395,948	(94,210)
Mutual funds	1	-	-	187,777	(3,093)	187,777	(3,093)
Total	55	$ 19,614,420	$ (360,274)	$ 21,631,803	$ (608,492)	$ 41,246,223	$ (968,766)

The policy of the Company is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and asserts that at October 31, 2006, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

3. INVESTMENT SECURITIES (Continued)

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and estimated market value of debt securities at October 31, 2006, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 1 to 29 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Investment Securities Held to Maturity		Investment Securities Available for Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due less than one year	$ -	$ -	$ 251,582	$ 246,474
Due after one year through five years	-	-	12,815,781	12,398,179
Due after five years through ten years	-	-	3,231,668	3,093,333
Due after ten years	2,209,134	2,276,285	30,957,343	30,255,073
	$ 2,209,134	$ 2,276,285	$ 47,256,374	$ 45,993,059

Proceeds from the sales of investment securities available for sale in 2006 and 2005 and the gross realized gains and losses are as follows.

	2006	2005
Proceeds from sales	$ 2,141,519	$ 8,424,810
Gross gains	-	48,475
Gross losses	23,667	16,269

4. LOANS RECEIVABLE

Loans receivable consist of the following:

	2006	2005
Mortgage loans:		
One-to-four family	$ 65,616,572	$ 52,817,766
Multi-family	1,148,630	707,081
Commercial	8,278,774	5,564,591
Construction	22,275,329	13,034,853
	97,319,305	72,124,291
Home equity loans and lines of credit	15,754,181	12,715,964
Loans on savings accounts	244,346	300,955
Other	330,216	118,856
	113,648,048	85,260,066
Less:		
Net deferred loan fees and unamortized premiums	179,160	150,923
Allowance for loan losses	1,111,840	506,708
Total	$ 112,357,048	$ 84,602,435

Mortgage loans serviced by the Company for others amounted to $1,474,328 and $1,888,388 at October 31, 2006 and 2005, respectively.

4. LOANS RECEIVABLE (Continued)

The Company had nonaccrual loans, inclusive of impaired loans, of $2,414,261 and $69,572 at October 31, 2006 and 2005, respectively. Interest income on loans would have increased by approximately $58,000 and $4,600 during 2006 and 2005, respectively, if these loans had performed in accordance with their original terms.

At October 31, 2006, the total investment in impaired loans, all of which had allowances determined in accordance with FAS No. 114 and No. 118, amounted to $2,245,469. The average recorded investment in impaired loans amounted to $243,881. The allowance for loan losses related to impaired loans amounted to $349,017. There was no interest income on impaired loans recognized for cash payments received in 2006. There were no impaired loans as of October 31, 2005.

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and personal loans are granted. Approximately $28.6 million, or 25.1 percent, and $19.5 million, or 22.9 percent, of the loan portfolio at October 31, 2006 and 2005, respectively, is composed of non-owner-occupied rental property loan arrangements. In general, a substantial portion of the Company's loan customers' abilities to honor their loan agreements is dependent upon the economic stability of the immediate trade area.

Activity in the allowance for loan losses for the years ended October 31 is summarized as follows:

	2006	2005
Balance, beginning of period	$ 506,708	$ 342,875
Add:		
Provision charged to operations	620,602	150,171
Loan recoveries	-	20,763
	1,127,310	513,809
Less:		
Charge-offs	15,470	7,101
Balance, end of period	$ 1,111,840	$ 506,708

5. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2006	2005
Land	$ 525,000	$ 150,000
Buildings and leasehold improvements	3,015,104	1,309,924
Furniture, fixtures, and equipment	2,378,234	1,711,008
Construction in process	1,722,934	967,078
	7,641,272	4,138,010
Less accumulated depreciation	2,232,626	1,995,101
Total	$ 5,408,646	$ 2,142,909

Depreciation expense amounted to $237,525 and $88,240 for the years ended October 31, 2006 and 2005, respectively.

At October 31, 2006, the Company was committed under a noncancelable lease agreement for minimum rental payments to the lessor as follows:

2007	$ 103,935
2008	107,053
2009	110,265
2010	113,573
2011	116,980
2012 and thereafter	526,132
Total	$ 1,077,938

The Company recognized rental expense on leased premises of $108,012 for the year ended October 31, 2006. There was no rental expense for the year ended October 31, 2005.

7. DEPOSITS

Deposit accounts are summarized at October 31 as follows:

	2006		2005	
	Amount	%	Amount	%
Non-interest-bearing demand	$ 4,125,488	3.0 %	$ 2,800,760	3.2 %
NOW accounts	8,395,097	6.1	6,199,632	7.1
Money market deposit	31,565,125	23.1	9,402,831	10.8
Savings	7,970,417	5.8	8,600,699	9.8
	52,056,127	38.0	27,003,922	30.9
Time certificates of deposit:				
1.00 - 2.00%	629,719	0.5	1,705,442	2.0
2.01 - 4.00%	6,844,523	5.0	26,201,691	30.0
4.01 - 6.00%	77,240,537	56.5	32,337,941	37.0
6.01 - 8.00%	-	-	158,970	0.1
	84,714,779	62.0	60,404,044	69.1
Total	$ 136,770,906	100.0 %	$ 87,407,966	100.0 %

7. DEPOSITS (Continued)

The scheduled maturities of time certificates of deposit as of October 31, 2006, are as follows:

Within one year	$	66,148,004
Beyond one year but within two years		6,783,813
Beyond two years but within three years		4,139,732
Beyond three years but within four years		6,592,032
Beyond four years but within five years		1,051,198
Total	$	84,714,779

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $21,097,722 and $17,524,213 at October 31, 2006 and 2005, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit in denominations of $100,000 or more at October 31, 2006, are as follows:

Within three months	$	3,934,535
Three through six months		4,436,344
Six through twelve months		7,858,530
Over twelve months		4,868,313
Total	$	21,097,722

Interest expense by deposit category is as follows:

		2006		2005
NOW	$	250,662	$	57,639
Money market		717,893		93,060
Savings		94,035		117,762
Time certificates of deposit		3,058,932		1,852,737
Total	$	4,121,522	$	2,121,198

8. SHORT-TERM BORROWINGS

Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit and fixed-rate and fixed-term advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, and the Bank's investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

		2006		2005
Balance at year-end	$	2,500,000	$	12,800,000
Maximum amount outstanding at any month-end		14,600,000		12,800,000
Average balance outstanding during the year		8,100,000		6,458,333
Weighted-average interest rate:				
As of year-end		5.38%		4.11%
Paid during the year		4.72%		2.87%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

9. OTHER BORROWINGS

The following tables set forth information concerning other borrowings at October 31:

Description	Maturity range from	Maturity range to	Weighted-average interest rate	Stated interest rate range from	Stated interest rate range to	2006	2005
Convertible	02/18/10	02/18/10	5.91 %	5.91 %	5.91 %	$ 1,000,000	$ 1,000,000
Mid-Term Repo Fixed	04/30/07	05/11/15	3.93	3.30	4.84	7,800,000	10,800,000
Fixed rate	08/20/08	08/20/08	6.24	6.24	6.24	1,500,000	1,500,000
Fixed rate amortizing	05/23/08	05/23/08	4.14	4.14	4.14	1,140,732	1,834,917
Total						$ 11,440,732	$ 15,134,917

Maturities of other borrowings at October 31, 2006, are summarized as follows:

Year Ending October 31,	Amount	Weighted-Average Rate
2007	5,511,754	3.64%
2008	2,928,978	5.12%
2010	1,000,000	5.91%
2015	2,000,000	4.84%
Total	$ 11,440,732	4.43%

The Bank entered into a ten-year "Convertible Select" fixed commitment advance arrangement for $1,000,000 with the FHLB. Rates may be reset at the FHLB's discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty. The fixed-rate amortizing borrowings require monthly payments of $62,131 through May 2008.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as mortgage loans which are owned by the Bank free and clear of any liens or encumbrances. In addition, the Bank has a maximum borrowing capacity of $105.7 million with the FHLB at October 31, 2006.

10. INCOME TAXES

The provision (benefit) for income taxes consists of:

	2006	2005
Federal tax expense:		
Current	$ (28,537)	$ 300,408
Deferred	(184,936)	(42,085)
	(213,473)	258,323
State and local:		
Current	-	40,876
Total	$ (213,473)	$ 299,199

10. INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at October 31 are as follows:

		2006		2005
Deferred tax assets:				
Allowance for loan losses	$	375,519	$	171,664
Nonaccrual interest		19,753		1,580
Deferred compensation		24,831		22,791
Net unrealized loss on securities		430,642		315,420
Total gross deferred tax assets		850,745		511,455
Deferred tax liabilities:				
Premises and equipment		69,308		32,195
Other		2,019		-
Total gross deferred tax liabilities		71,327		32,195
Net deferred tax assets	$	779,418	$	479,260

No valuation allowance was established at October 31, 2006 and 2005, in view of the Company's ability to carryback to taxes paid in previous years and certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	2006		2005	
	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ (161,609)	(34.0) %	$ 358,691	34.0 %
State tax expense, net of federal tax	-	-	26,978	2.6
Tax-exempt income	(122,814)	(25.8)	(95,874)	(9.1)
Other, net	70,950	14.9	9,404	0.9
Actual tax expense and effective rate	$ (213,473)	(44.9) %	$ 299,199	28.4 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments, as well as New Jersey corporate income tax calculated at 9.0 percent of adjusted federal taxable income apportioned to New Jersey.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

11. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments (Continued)

The off-balance sheet commitments consisted of the following:

		2006		2005
Commitments to extend credit	$	16,303,934	$	15,336,032
Letters of credit		696,078		-
Total	$	17,000,012	$	15,336,032

Included above are fixed-rate commitments for 2006 of approximately $484,500 with interest rates ranging from 6.49 percent to 8.00 percent. The commitments outstanding at October 31, 2006, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit, undispersed portion of construction loans, and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. The Company holds collateral for these instruments, as deemed necessary, which are typically Company deposit instruments.

Contingent Liabilities

The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

12. EMPLOYEE BENEFITS

Savings Plan

The Company currently sponsors a 401(k) savings plan for substantially all employees and officers. Under the terms of the plan, the Company may match eligible employee contributions at the discretion of the Board of Directors not to exceed amounts allowable by law. All employees with at least one year of service who work over 1,000 hours per year are eligible to participate in employer contributions to the plan. The Company contributes 100 percent of the first 4 percent of an employee's contribution and 50 percent of the next 2 percent, for a maximum match of 5 percent. Such matching contributions vest over a three-year period. The Company made contributions of approximately $38,000 and $39,000 for the years ended October 31, 2006 and 2005, respectively.

Incentive Retirement Plan

The Bank implemented an incentive compensation plan, effective January 1, 2004, to reward key management and the Board of Directors for achieving strategic goals of the Bank. Under such plan, the future value of units awarded to plan participants will be based upon the accumulation of future retained earnings of the Bank, on an unconsolidated basis, above the level of the Bank's retained earnings at January 1, 2004. As of the date of such award on January 1, 2004, such units had no value. The aggregate future value of such units will equal up to 10 percent of the accumulated future retained earnings of the Bank. Such units are earned and nonforfeitable after participants have completed not less than three years of service (including prior service) with the Bank. The participants have the option to choose how the benefit is paid based upon time of retirement. Under the Plan no expense was recognized for the year ended October 31, 2006. The expense recognized for the year ended October 31, 2005 totaled $35,000. This plan was amended in December 2006 to provide for full distribution of balances in 2007.

12. EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan ("ESOP")

In connection with the Conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company or its subsidiary and attained age 21. The ESOP trust acquired 206,310 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 4.00 percent and requires a quarterly payment of principal and interest of $48,294 through April of 2018.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company's contribution expense for the ESOP was $192,605 and $196,617 for the years ended October 31, 2006 and 2005, respectively.

The following table presents the components of the ESOP shares:

	2006	2005
Allocated shares	36,841	22,105
Shares distributed	(1,885)	-
Unreleased shares	169,469	184,205
Total ESOP shares	204,425	206,310
Fair value of unreleased shares	$ 2,545,091	$ 2,754,239

Restricted Stock Plan

In October 2006, the Board of Directors approved the establishment of the Restricted Stock Plan and Trust which purchased 91,455 shares of stock for future awards. On October 17, 2006, the Company awarded 87,345 shares of restricted stock to directors, officers, and employees of the Company. Of these shares, 300 were immediately vested. The remaining 87,045 shares vest over a four-year period ending in 2010. Compensation expense recognized in 2006 relating to the vesting of shares was $3,826.

Stock Option Plan

The Company has a fixed director and employee stock-based compensation plan. Under the plan, the Company may grant options for up to 228,637 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100 percent of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed ten years from the date of grant.

Options granted on October 17, 2006 were granted with an immediate vesting schedule.

12. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table presents share data related to the outstanding options:

	2006		Weighted-average Exercise Price
Outstanding, November 1, 2005	-	$	-
Granted	206,910		12.75
Exercised	-		-
Forfeited	-		-
Outstanding, October 31, 2006	206,910	$	12.75
Exercisable at year-end	206,910	$	12.75

The following table summarizes the characteristics of stock options at October 31, 2006:

		Outstanding			Exercisable	
Grant Date	Exercise Price	Shares	Contractual Average Life	Average Exercise Price	Shares	Average Exercise Price
10/17/2006	$12.75	206,910	9.97	$12.75	206,910	$12.75

13. REGULATORY RESTRICTIONS

Dividend Restrictions

Federal banking laws, regulations, and policies limit the Bank's ability to pay dividends and make other distributions to the Company. The Bank must obtain prior OTS approval to declare a dividend or make any other capital distribution if, after such dividend or distribution; (1) the Bank's total distributions to the holding company within that calendar year would exceed 100 percent of its net income during the year plus retained net income for the prior two years; (2) the Bank would not meet capital levels imposed by the OTS in connection with any order; or (3) if the Bank is not adequately capitalized at the time.

Regulatory Capital Requirements

Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, the Bank is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of October 31, 2006 and 2005, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. Management believes, as of October 31, 2006, the Bank met all capital adequacy requirements to which they are subject.

The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

13. REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

The following table reconciles the Bank's capital under U.S. generally accepted accounting principles to regulatory capital.

	2006	2005
Total stockholders' equity	$ 20,665,489	$ 21,095,456
Accumulated other comprehensive loss	779,916	563,181
Tier I, core, and tangible capital	21,445,405	21,658,637
Allowance for loan losses	1,111,840	506,708
Total risk-based capital	$ 22,557,245	$ 22,165,345

The Bank's actual capital ratios are presented in the following table:

	2006		2005	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 22,557,245	25.2 %	$ 22,165,345	34.0 %
For Capital Adequacy Purposes	7,174,880	8.0	5,219,040	8.0
To Be Well Capitalized	8,968,600	10.0	6,523,800	10.0
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 21,445,405	23.9 %	$ 21,658,637	33.2 %
For Capital Adequacy Purposes	3,587,440	4.0	2,609,520	4.0
To Be Well Capitalized	5,381,160	6.0	3,914,280	6.0
Core Capital (to Adjusted Assets)				
Actual	$ 21,445,405	12.4 %	$ 21,658,637	15.3 %
For Capital Adequacy Purposes	6,930,128	4.0	5,650,510	4.0
To Be Well Capitalized	8,662,660	5.0	7,063,138	5.0
Tangible Capital (to Adjusted Assets)				
Actual	$ 21,445,405	12.4 %	$ 21,658,637	15.3 %
For Capital Adequacy Purposes	2,598,798	1.5	2,118,941	1.5
To Be Well Capitalized	N/A	N/A	N/A	N/A

14. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,417,145	$ 2,417,145	$ 2,162,811	$ 2,162,811
Certificates of deposit in other financial institutions	99,000	99,000	193,793	193,793
Investment securities available for sale	46,189,276	46,189,276	50,082,732	50,082,732
Investment securities held to maturity	2,209,134	2,276,285	2,150,395	2,149,249
Net loans receivable	112,357,048	112,497,961	84,602,435	85,883,082
Accrued interest receivable	995,466	995,466	754,403	754,403
Federal Home Loan Bank stock	1,327,200	1,327,200	1,649,900	1,649,900
Bank-owned life insurance	3,079,870	3,079,870	2,961,261	2,961,261
Financial liabilities:				
Deposits	$ 136,770,906	$ 136,496,874	$ 87,407,966	$ 86,888,912
Short-term borrowings	2,500,000	2,500,000	12,800,000	12,800,000
Other borrowings	11,440,732	11,301,441	15,134,917	15,026,410
Advances by borrowers for taxes and insurance	354,864	354,864	436,601	436,601
Accrued interest payable	82,703	82,703	124,243	124,243

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

14. FAIR VALUE DISCLOSURE (Continued)

Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Bank-Owned Life Insurance, Short-Term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment Securities Available for Sale

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Net Loans Receivable, Certificates of Deposit in Other Financial Institutions, Deposits, and Other Borrowings

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for certificates of deposit in other financial institutions, time deposits, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 11.

15. CONVERSION AND REORGANIZATION

On January 15, 2004, the Board of Directors of the Bank ratified a Plan of Conversion pursuant to which the Bank proposed to convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and concurrently formed a bank holding company.

As part of the conversion process, SE Financial Corp. was organized in January 2004, at the direction of the Board of Directors of the Bank, for the purpose of acquiring all of the capital stock to be issued by the Bank in the Conversion. The Company became a bank holding company with its only significant assets being all of the outstanding capital stock of the Bank. The Conversion, completed on May 5, 2004, resulted in the Company issuing an aggregate of 2,578,875 shares of its common stock. Total proceeds of $25,788,750 were reduced by Conversion expenses of approximately $689,000, and the excess of proceeds over the par value of the stock was credited to additional paid-in capital. As a result of this Conversion, approximately $12,550,000 of the net proceeds received in the public offering was contributed to the Bank from the Company in exchange for all of the outstanding capital stock of the Bank.

In accordance with regulations, at the time that the Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

16. PARENT COMPANY

Condensed financial statements of SE Financial Corp. are as follows:

CONDENSED BALANCE SHEET

	Year Ended October 31, 2006	2005
ASSETS		
Cash	$ 1,088,088	$ 2,501,331
Investment securities available for sale	3,529,324	6,903,238
Loan receivable	1,773,689	1,892,920
Investment in subsidiary	18,891,799	19,202,536
Other assets	708,640	580,184
TOTAL ASSETS	$ 25,991,540	$ 31,080,209
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other borrowings	$ 1,996,175	$ -
Other liabilities	16,683	17,309
Stockholders' equity	23,978,682	31,062,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 25,991,540	$ 31,080,209

CONDENSED STATEMENT OF INCOME

	Year Ended October 31, 2006	2005
INCOME	$ 258,312	$ 444,510
EXPENSES	334,688	370,601
Net income (loss) before income tax expense (benefit)	(76,376)	73,909
Income tax expense (benefit)	(25,596)	29,243
Income (loss) before equity in undistributed net earnings of subsidiary	(50,780)	44,666
Equity in undistributed net earnings of subsidiary	(211,068)	711,108
NET INCOME (LOSS)	$ (261,848)	$ 755,774

16. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended October 31, 2006	2005
OPERATING ACTIVITIES		
Net income (loss)	$ (261,848)	$ 755,774
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Equity in undistributed net earnings of subsidiary	211,068	(711,108)
Loss on sale of investment securities available for sale	23,667	5,937
Other, net	61,432	(361,273)
Net cash provided by (used for) operating activities	34,319	(310,670)
INVESTING ACTIVITIES		
Proceeds from the sale of investment securities available for sale	2,141,519	994,063
Proceeds from principal repayments and maturities	1,210,922	1,854,326
Net cash provided by investing activities	3,352,441	2,848,389
FINANCING ACTIVITIES		
Increase in other borrowings	1,996,175	-
Purchase of treasury stock	(3,532,200)	(581,125)
Purchase of shares for stock compensation trust	(3,021,300)	-
Cash dividends	(242,678)	(237,686)
Net cash used for financing activities	(4,800,003)	(818,811)
Increase (decrease) in cash	(1,413,243)	1,718,908
CASH AT BEGINNING OF PERIOD	2,501,331	782,423
CASH AT END OF PERIOD	$ 1,088,088	$ 2,501,331

17. SELECTED QUARTERLY DATA (Unaudited)

	Three Months Ended January 31, 2006	Three Months Ended April 30, 2006	Three Months Ended July 31, 2006	Three Months Ended October 31, 2006
Total interest income	$ 2,125,510	$ 2,209,142	$ 2,537,147	$ 2,682,808
Total interest expense	1,015,006	1,167,040	1,390,028	1,499,584
Net interest income	1,110,504	1,042,102	1,147,119	1,183,224
Provision for loan losses	36,138	215,980	116,065	252,419
Net interest income after provision for loan losses	1,074,366	826,122	1,031,054	930,805
Total noninterest income	86,153	105,085	121,598	137,698
Total noninterest expense	1,179,060	1,115,249	1,184,878	1,309,015
Income before income taxes	(18,541)	(184,042)	(32,226)	(240,512)
Income taxes	(27,114)	(85,008)	(8,819)	(92,532)
Net income	$ 8,573	$ (99,034)	$ (23,407)	$ (147,980)
Per share data:				
Net income				
Basic	$ 0.00	$ (0.05)	$ (0.01)	$ (0.08)
Diluted	0.00	(0.05)	(0.01)	(0.08)
Average shares outstanding				
Basic	2,294,150	1,893,338	1,896,994	1,899,496
Diluted	2,294,150	1,893,338	1,896,994	1,899,496

	Three Months Ended January 31, 2005	Three Months Ended April 30, 2005	Three Months Ended July 31, 2005	Three Months Ended October 31, 2005
Total interest income	$ 1,635,406	$ 1,692,492	$ 1,823,005	$ 1,947,668
Total interest expense	615,240	620,973	732,955	833,012
Net interest income	1,020,166	1,071,519	1,090,050	1,114,656
Provision for loan losses	17,000	34,000	45,393	53,778
Net interest income after provision for loan losses	1,003,166	1,037,519	1,044,657	1,060,878
Total noninterest income	96,746	115,821	128,451	105,273
Total noninterest expense	691,994	858,632	1,059,183	927,729
Income before income taxes	407,918	294,708	113,925	238,422
Income taxes	137,033	90,270	24,717	47,179
Net income	$ 270,885	$ 204,438	$ 89,208	$ 191,243
Per share data:				
Net income				
Basic	$ 0.11	$ 0.09	$ 0.04	$ 0.08
Diluted	0.11	0.09	0.04	0.08
Average shares outstanding				
Basic	2,382,402	2,386,115	2,386,086	2,370,425
Diluted	2,382,402	2,386,115	2,386,086	2,370,425

CORPORATE INFORMATION

SE FINANCIAL CORP.
BOARD OF DIRECTORS

Marcy C. Panzer
Chairman and Attorney

Samuel Barsky
Public Accountant
Gitomer & Berenholz, P.C.

Charles M. Cahn
President
Stewart Business Systems

Andrew A. Hines
Retired Executive, ARCO

Megan L. Mahoney
Senior Vice President
Client Relations & Contract Finance
Luminent Mortgage Capital, Inc.

J. William Parker, Jr., CPA
Owner
Signator Financial Network

David M. Rosenberg
Principal
Marsh Creek Corporate Services

William F. Saldutti, III
Attorney and Partner
Dembo & Saldutti

Susanne Spinell Shuster, CPA
Chairman
Asher & Co., Ltd. Enterprise Group

EXECUTIVE OFFICERS

Pamela M. Cyr
President and
Chief Executive Officer

J. Christopher Jacobsen
Executive Vice President
Chief Operating Officer

Charles F. Miller
Executive Vice President
Chief Lending and Credit Officer

OFFICE LOCATIONS

Main Office:
1901-03 E. Passyunk Ave.
Philadelphia, PA 19148

Branch Office:
5873 Ridge Ave.
Philadelphia, PA 19128

Branch Office:
20 Woodside Rd.
Ardmore, PA 19003

Branch Office:
438 Ganttown Rd.
Sewell, NJ 08080

Branch Office:
1893 Hurffville Rd.
Deptford, NJ 08096

GENERAL INFORMATION

Annual Meeting:
The 2007 Annual Meeting of Shareholders will be held on March 20, 2007 at 9:00 a.m. at the main office of St. Edmond's Federal Savings Bank, 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania.

Transfer Agent:
For information regarding stock transfers or stock certificates, please contact:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Auditors:
S.R. Snodgrass, A.C.
Wexford, Pennsylvania

Securities & Regulatory Counsel:
Malizia Spidi & Fisch, PC
Washington, DC

SE Financial Corp.

END